328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710

MAG Silver Corp.
December 4, 2008
For Immediate Release
NR#08-24

MAG Comments on Fresnillo "Take-Under" Bid

MAG Silver Corp. (MAG – TSX: MVG – AMEX), Vancouver, B.C.  MAG is responding to certain comments made during the Fresnillo analyst call held yesterday to discuss Fresnillo plc's announcement of its intention to acquire all of the outstanding shares of MAG not presently held by Fresnillo and its affiliates for US$4.54 per share.

There were a number of potentially misleading statements by Fresnillo on its conference call, including the inaccurate suggestion that there was extensive pre-bid contact between MAG and Fresnillo about the bid at technical meetings and joint venture company board meetings.  In fact, there has never been a board meeting of the joint venture company and the discussion at technical meetings was restricted to operational matters.  In addition, MAG wishes to clarify that there have never been any offers, discussions or negotiations of any nature between MAG and Fresnillo or between their respective representatives and agents about any acquisition of MAG by Fresnillo.

Dan MacInnis, CEO of MAG commented, "This may be the first time in history that a hostile bidder has announced a bid at a price lower than the closing market price of the target's shares on the trading day prior to announcement.  Analysts and a number of shareholders are now calling this a "take-under" offer.  We are a little mystified by Fresnillo's actions, but our Board understands its fiduciary and other obligations and will respond more formally in due course.  In the meantime, our shareholders have no need to do anything to respond to the Fresnillo announcement."

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property.  MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on AMEX under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"

CEO & Director

For further information on behalf of MAG Silver Corp.
Contact Dan MacInnis, CEO & Director or Gord Neal, VP  Corporate Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note: Readers are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html .